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# State of Minnesota

# SECRETARY OF STATE

## Certificate of Merger

I, Mary Kiffmeyer, Secretary of State of Minnesota, certify that: the documents required to effectuate a merger between the entities listed below and designating the surviving entity have been filed in this office on the date noted on this certificate; and the qualification of any non-surviving entity to do business in Minnesota is terminated on the effective date of this merger.

Merger Filed Pursuant to Minnesota Statutes, Chapter: 302A

State of Formation and Names of Merging Entities:

MN: SIMMETECH, INC.

CO: IPTIMIZE, INC.

State of Formation and Name of Surviving Entity:

MN: SIMMETECH, INC.

Effective Date of Merger: November 7, 2005

Name of Surviving Entity After Effective Date of Merger:

IPTIMIZE, INC.

This certificate has been issued on: November 7, 2005.

THE GREAT SEAL OF THE STATE OF MINNESOTA · L'ETOILE DU NORD · 1858

Mary Kiffmeyer

Secretary of State.